Smack Sportswear

A Nevada Corporation

______________________________________________________________________________

1765 Oak Street Torrance, CA 90501 • Telephone: (310) 787-1222

February 7, 2013

via EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Smack Sportswear Form 8-K

Filed December 6, 2012

File No. 000-53049

Dear Mr. Reynolds:

Due to an oversight on our part, we overlooked your January 14, 2013 common letter in connection with your review of our Form 8-K filed on December 6, 2012 with the U.S. Securities & Exchange Commission. . Based on the length of this comment letter, we want to give this comment letter careful consideration, and we shall need a short extension to respond.

Our corporate attorneys and accounting team have just started the response process. We shall make this comment letter a priority and respond in a timely manner. Thank you for your understanding.

If you have any questions, please call me.

Sincerely yours,

/s/ Charles A. Lesser

Charles A. Lesser

Principal Financial Officer

cc: Shaz Niazi, Esq.